EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Charge Enterprises, Inc. for the registration of 25,497,543 shares of its common stock, and to the incorporation by reference therein of our report dated March 15, 2023, except for the effects of the change described in the paragraphs included under the caption “Change in Accounting Principle” in Note 2, as to which the date is May 10, 2023, with respect to the consolidated financial statements of Charge Enterprises, Inc. included in its Current Report (Form 8-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Charlotte, North Carolina

August 15, 2023